UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 Schedule 14D-9

                  SOLICITATION/ RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

             FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
                            (Name of Subject Company)

             FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS

                      (Name of PERSON(S) FILING STATEMENT)

              COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $1.00
                         (Title of Class of Securities)

                                    337400105
                      (Cusip Number of Class Of Securities)

                  NEIL KOENIG, INTERIM CHIEF FINANCIAL OFFICER
             FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
                                 125 PARK AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 949-1373
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                Communications on Behalf OF THE PERSON(S) FILING
                                   STATEMENT)

                                 With a copy to:

                               Gary J. Wolfe, Esq.
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 10004
                            Telephone: (212) 574-1200
                            Facsimile: (212) 480-8421

                                TABLE OF CONTENTS

      Item 1.  Subject Company Information.
      Item 2.  Identity and Background of Filing Person.
      Item 3.  Past Contacts, Transactions, Negotiations and Agreements.
      Item 4.  The Solicitation or Recommendation.
      Item 5.  Persons/Assets, Retained, Employed, Compensated or Used.
      Item 6.  Interest in Securities of the Subject Company.
      Item 7.  Purposes of the Transaction and Plans or Proposals.
      Item 8.  Additional Information.
      Item 9.  Exhibits.
      SIGNATURE
      EX-(a)(1)

Item 1. Subject Company Information.

     (a) Name and Address. The name of the subject company is First Union Real Estate Equity and Mortgage Investments, an Ohio Business Trust (the "Company"). The principal executive offices of the Company are located at 125 Park Avenue, New York, NY 10017 and the telephone number is (212) 949-1373.

     (b) Securities. The class of equity securities to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the Company's common shares of beneficial interest, par value $1.00 ("Shares"). As of November 1, 2003, there were 26,058,913 Shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

     (a) Name and Address. The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Tender Offer. This Statement relates to the tender offer by FUR Investors LLC ("Purchaser"), a Delaware limited liability company, for up to 5,000,000 Shares, at a cash price of $2.30 per Share, less all distributions declared or paid by the Company from December 1, 2003 until the date on which Purchaser purchases the Shares tendered pursuant to the Offer to Purchase, dated December 1, 2003 (as it may be amended from time to time, the "Offer to Purchase"), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Agreement of Assignment and Transfer (which, as they may be amended from time to time, constitute the "Offer"), as set forth in the Purchaser's Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission ("SEC") on December 1, 2003 (the "Schedule TO").

     According to the Schedule TO, the address of the principal executive offices of the Purchaser is 100 Jericho Quadrangle, Suite 214, Jericho, New York 11753.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

     On November 26, 2003, the Company and the Purchaser, an entity controlled by real estate investor Michael L. Ashner, entered into a stock purchase agreement (the "Stock Purchase Agreement") pursuant to which the Purchaser will purchase a minimum of 5,000,000 and a maximum of 5,185,724 newly issued Shares from the Company at a price of $2.60 per share. As part of the transaction, the Purchaser agreed to commence the Offer to purchase up to 5,000,000 Shares, at a price of $2.30 per share. In the event that the Offer is not fully subscribed, the Company agreed to increase the number of Shares to be issued to the Purchaser by the amount of the deficiency, up to a total of 5,185,724 newly issued Shares. The Stock Purchase Agreement provides that closing of the purchases under that Agreement will occur shortly after the closing of the Offer, at which time the Purchaser will own a maximum of 10,000,000 Shares.

     The Company's board of trustees (the "Board") currently has five members. The Stock Purchase Agreement provides that the current Board shall review and approve recommendations made by the Purchaser for two additional members to the Board to serve upon the closing of the purchase. Both such prospective trustees must meet the new New York Stock Exchange ("NYSE") independence standards which otherwise will not take effect for listed companies until a phase-in schedule starting in 2004. Two of the existing members of the Board are expected to resign at such time. In addition, the Purchaser will designate one member of the Board. Accordingly, the Board is expected to comprise six members following the closing. The transactions contemplated by the Stock Purchase Agreement (the "Transactions") are subject to customary closing conditions.

     As part of the Transactions, at the closing, Mr. Ashner will become President and Chief Executive Officer of the Company and an affiliate of the Purchaser will provide asset management and general advisory services for the Company pursuant to an advisory agreement negotiated at arms-length between the Company's existing Board and the Purchaser. The Purchaser and Mr. Ashner have no present affiliation with the Company and own less than 0.04% of the outstanding Shares.

     The  Transactions are reflected in the following:

     1. Stock Purchase Agreement, dated as of November 26, 2003, including Annex A thereto, being the list of conditions to the Offer, between the Company and the Purchaser.

     2. Guaranty of Michael L. Ashner (Managing Member of the Purchaser), Guarantor, dated November 26, 2003, in favor of the Company,
          Guarantee, in the form provided as Annex F to the Stock Purchase Agreement.

     3. Annex B to the Stock Purchase Agreement, being the form of an advisory agreement between an affiliate of the Purchaser and the Company (the "Advisory Agreement").

     4. Annex C to the Stock Purchase Agreement, being the form of an exclusivity services agreement between Michael L. Ashner and the Company.

     5. Annex D to the Stock Purchase Agreement, being the form of a covenant agreement between the Purchaser and the Company.

     6. Annex E to the Stock Purchase Agreement, being the form of an escrow agreement by and among the Company, Purchaser and an Escrow Agent to be designated.

     Except as described above, there is no material agreement, arrangement or understanding or any material actual or potential conflict of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates; or (ii) the Purchaser, its executive officers, directors or affiliates.

Item 4. The Solicitation or Recommendation.

     (a) Solicitation or Recommendation. The Board believes that the Transactions are in the best interests of the Company's shareholders, but is remaining neutral and making no recommendation as to whether shareholders should tender their Shares in the Offer. The Company is sending to shareholders a letter stating such position. A copy of such letter is attached to this Statement as Exhibit (a)(1).

     (b) Reasons. The Board considered the Transactions primarily in relation to the status of the Company's two properties, the Company's net asset value, the prospects for providing to shareholders liquidity in respect of their Shares, and the Shares' recent trading history.

     With respect to the Company's properties, the Board took into account that all but two of the Company's properties had been sold, and the remaining two properties were encumbered by change of control provisions that impeded their saleability. Accordingly, the Board was of the view that the Company should consider steps other than the sale of the two properties, in order to maximize shareholders value, and that the Company should pursue an arrangement that could lead to its development and growth.

     The Board weighed the alternative of hiring new Company management against the features of the Transactions that the Board considered should align the interests of the Purchaser with those of the Company's shareholders. Significant among these was the Purchaser's commitment (backed by a personal guarantee of Mr. Ashner and an escrow arrangement) to make a tender offer for 5,000,000 Shares at a cash purchase price of $2.30. The Board concluded that this purchase, together with the purchase directly from the Company of up to 5,185,724 newly issued Shares at $2.60 per share, should align the Purchaser's interests as an equity investor with those of the Company's other shareholders.

     The Board also took into account that the Offer could provide liquidity to existing shareholders at a price which approximated the Company's net asset value while constituting a premium of over 22% to the $1.87 closing price of the Shares on November 26, 2003, the date the Transactions were announced. In addition, the direct purchase of Shares from the Company at the price of $2.60 per Share would provide capital to the Company at above its net asset value per Share and exceed the closing price as of November 26, 2003, by over 39%.

     The Board also considered Purchaser's agreement to commit to the new NYSE corporate governance standards before they otherwise apply to listed companies starting in 2004. In addition, the Purchaser went beyond the NYSE's new corporate governance standards by agreeing to vote its Shares on all affiliate transactions in accordance with the votes of the other shareholders.

     With respect to the compensation of the Purchaser's affiliate under the Advisory Agreement, the Board reviewed levels of compensation paid to advisors and managers of other publicly traded real estate owning entities as well as private investment vehicles, and concluded that the fees to be paid pursuant to the Advisory Agreement were well within range. In addition, the Board was of the view that the incentive fee payable to the Purchaser's affiliate under the Advisory Agreement should also align the Purchaser's interests with that of the other shareholders.

     Accordingly, the Board reached the conclusion that the Transactions were in the best interests of the Shareholders.

     The Board, however, is remaining neutral and making no recommendation as to whether shareholders should tender their Shares in the Offer.

     The Offer price of $2.30 per Share equaled the Company's net asset value and exceeded its trading price as of November 26, 2004 by over 22%. While shareholders who tender will receive the $2.30 per Share (subject to proration) in the Offer, they will be deprived of the ability to participate in any future growth of the Company or increase in the market price of the Shares, if any, that may occur. Accordingly, the Board has concluded that it is a personal decision of each Shareholder whether to tender his/her shares.

     (c) Intent to Tender. Neither the Company nor any executive officer, director, affiliate or subsidiary of the Company intends to tender pursuant to the Offer any of the Shares they hold of record or own beneficially.

Item 5. Persons/ Assets, Retained, Employed, Compensated or Used.

     Solicitations or Recommendations. No persons or classes of persons have been employed, directly or indirectly, retained or are to be compensated by the Company to make solicitations or recommendations in connection with the Offer or the transactions contemplated thereby.

Item 6. Interest in Securities of the Subject Company.

     Not Applicable.

Item 7. Purposes of the Transaction and Plans or Proposals.

     Not applicable.

Item 8. Additional Information.

     None.

Item 9. Exhibits.

Exhibit No. Description

          (a)(1) Letter to Shareholders dated December 8, 2003, sent by the Company.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      FIRST UNION REAL ESTATE EQUITY
                                      AND MORTGAGE INVESTMENTS


                                      By: /s/ Neil Koenig
                                          ---------------
                                          Name: Neil Koenig
                                          Title: Interim Chief Financial Officer



Dated December 8, 2003

22062.0001 #446699